UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Dorchester Minerals, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

25820R105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25820R105	Page 2 of 6

1	NAMES OF REPORTING PERSONS: Energy Trust LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): IRS# 13-4145449
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 2,230,185
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,230,185
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: See Item 6
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): See Item 6
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

CUSIP No. 25820R105	Page 3 of 6 Pages

Item 1.

Item 1(a)	Name of Issuer:	Dorchester Minerals, L.P.

Item 1(b)	Address of Issuer’s
Principal Executive
	Offices:	3838 Oak Lawn Avenue
Suite 300
Dallas, Texas 75219-4541

Item 2.

Item 2(a)	Name of Person Filing:	Energy Trust LLC

Item 2(b)	Address of Principal
Business Office or, if
	None Residence:	551 Fifth Avenue
37th Floor
New York, New York 10176

Item 2(c)	Citizenship:	Delaware

Item 2(d)	Title of Class of Securities:	Common Units

Item 2(e)	CUSIP Number:	25820R105

Item 3.	If this statement is filed pursuant to rule 13d-1(b) or rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 25820R105	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 6 below

(b)	Percent of Class:

See Item 6 below

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 of Cover Page

(ii) Shared power to vote or to direct the vote

See Item 6 of Cover Page

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of Cover Page

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of Cover Page

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

CUSIP No. 25820R105	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Energy Trust LLC is the investment advisor to various pension funds that beneficially own the securities and Energy Trust LLC has sole voting and dispositive power over such securities. Energy Trust LLC exercises its voting and dispositive powers on behalf of each pension fund separately pursuant to its fiduciary duties to such pension fund as its investment advisor. Energy Trust LLC exercises voting and dispositive power over 2,230,185 of the common units of the Issuer, in the aggregate, on behalf of the pension funds, which represents 7.3% of the outstanding common units. Each pension fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities it beneficially owns.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice and Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25820R105	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Energy Trust LLC

February 3, 2012	/s/ Patrick H. Swearingen
	Name:	Patrick H. Swearingen
	Title:	Managing Director